SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




(Mark One)

   ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

          For the fiscal years ended December 31, 1998 and 1997

                                     - OR -

   (   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from ___________ to __________
Commission file number _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    WORLD AIRWAYS, INC. EMPLOYEE 401(K) SAVINGS PLAN

    (Formerly WORLD AIRWAYS, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

         WORLD AIRWAYS, INC.
         13873 PARK CENTER ROAD
         SUITE 490
         HERNDON, VA  20171

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WORLD AIRWAYS, INC. EMPLOYEE 401(K) SAVINGS PLAN



Date:    July 15, 1999

By:      /s/ Gilberto M. Duarte, Jr.
         Gilberto M. Duarte
         Chief Financial Officer

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 401(K) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997
                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



Independent Auditors' Report


Financial Statements:

         Statements of Net Assets Available for Plan Benefits -
                  December 31, 1998 and 1997

         Statements of Changes in Net Assets Available for Plan Benefits -
                  For the Years Ended December 31, 1998 and 1997

         Notes to Financial Statements

         Schedule of Assets Held for Investment Purposes -
                  As of December 31, 1998

         Schedule of Reportable Transactions -
                  For the year ended December 31, 1998

         Schedule of Nonexempt Transactions -
                  For the year ended December 31, 1998

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee and Participants
World Airways, Inc. Employee 4O1(K) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the World Airways, Inc. Employee 4O1(K) Savings Plan (the Plan), (formerly the World Airways, Inc. Employee Savings and Stock Ownership Plan), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes as of December 31, 1998 (Schedule I), reportable transactions for the year ended December 31, 1998 (Schedule II), and schedule of nonexempt transactions for the year ended December 31, 1998 (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG LLP


Washington, D.C.
July 13, 1999

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                                                     December 31, 1998
                                  --------------------------------------------------------------------------------------
                                  World Airways Stock Fund         WorldCorp Stock Fund
                                  -------------------------     --------------------------      Other
                                  Allocated     Unallocated     Allocated      Unallocated    Investments       Total
                                  ---------     -----------     ---------      -----------    -----------     ----------
Assets

Cash                              $       --    $    21,424     $      --      $        --    $        --     $   21,424
Investments (aggregate cost
   $5,261,354 in 1998)               136,789          7,194            252              --      3,575.494      3,719,729
Loans receivable                          --             --             --              --        203,137        203,137
Contributions  receivable:
   Employee                               --             --             --              --         19,465         19,465
   Employer                               --             --             --              --          5,812          5,812
Due from World Airways, Inc.              --          5,668             --              --            --           5,668
                                   ---------     ----------     ----------     -----------      ---------      ---------
     Total assets                    136,789         34,286            252              --      3,803,908      3,975,235
                                   ---------     ----------     ----------     -----------      ---------      ---------

Liabilities

Due to WorldCorp, Inc.                    --         34,286             --              --             --         34,286
                                  ----------     ----------     ----------     -----------      ---------     ----------
     Total Liabilities                    --         34,286             --              --             --         34,286
                                  ----------     ----------     ----------     -----------      ---------     ----------

Net assets available for
   plan benefits                  $  136,789     $       --     $      252     $        --     $3,803,908     $3,940,949
                                  ==========     ==========     ==========     ===========      =========      =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997
                                   (CONTINUED)+



                                                                     December 31, 1997
                                  --------------------------------------------------------------------------------------
                                  World Airways Stock Fund         WorldCorp Stock Fund
                                  -------------------------     --------------------------      Other
                                  Allocated     Unallocated     Allocated      Unallocated    Investments       Total
                                  ---------     -----------     ---------      -----------    -----------     ----------
Assets
------
Cash                              $   58,592    $        --     $      --      $    45,873    $        --     $  104,465
Investments (aggregate cost
   $5,352,003 in 1997)               809,629        392,363        374,431              --      3,156,934      4,733,357
Loans receivable                          --             --             --              --        288,923        288,923
Due from World Airways Stock
   Fund - Allocated                       --          6,138             --              --             --          6,138
Due from World Airways, Inc.              --             26             --              --             --             26
Contributions receivable:
   Employer                           39,606             --             --              --             --         39,606
   Participants                           --             --             --              --            741            741
Interfund receivable                      --             --             --          92,252         10,129        102,381
Other receivables                         --             --             --              --          3,075          3,075
                                    --------        -------        -------         -------      ---------      ---------
     Total assets                    907,827        398,527        374,431         138,125      3,459,802      5,278,712
                                    --------        -------        -------         -------      ---------      ---------
Liabilities
-----------
Margin loan                               --        231,324             --              --             --        231,324
Interest payable                          --          2,966             --              --             --          2,966
Due to World Airways  Stock
   Fund - Unallocated                  6,138             --             --              --             --          6,138
Due to participants                       --          3,098             --              --             --          3,098
Due to Trustee                            --          3,075             --              --             --          3,075
Due to WorldCorp, Inc.                    --             --             --         137,421             --        137,421
Interfund payable                     92,252             --             --              --         10,129        102,381
Other payables                            --             --             --             704          1,065          1,769
                                    --------        -------        -------         -------      ---------      ---------
     Total liabilities                98,390        240,463             --         138,125         11,194        488,172
                                    --------        -------        -------         -------      ---------      ---------

Net assets available for
   plan benefits                    $809,437       $158,064       $374,431       $      --    $ 3,448,608    $ 4,790,540
                                     =======        =======        =======        ========      =========      =========


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                               Year Ended December 31, 1998
                                  --------------------------------------------------------------------------------------
                                  World Airways Stock Fund         WorldCorp Stock Fund
                                  -------------------------     --------------------------      Other
                                  Allocated     Unallocated     Allocated      Unallocated    Investments       Total
                                  ---------     -----------     ---------      -----------    -----------     ----------

Additions:
   Investment income (loss):
     Net realized/unrealized
       appreciation
       (depreciation)
       in fair value
       of investments             $(851,258)     $ (120,735)    $ (317,709)      $       --       $ 81,424   $(1,208,278)
     Interest income                     --              --             --              --        165,966        165,966
     Loan interest payments              --              --             --              --         23,622         23,622
   Company contributions                 --         150,037             --              --         96,550        246,587
   Participants' contributions           --          68,241             --              --        571,711        639,952
   Rollovers from other plans            --              --             --              --          9,673          9,673
   Gain - extinguishment
     of liability                       192          16,256             --              --             --         16,448
   Allocation of common shares
     at market value                264,442              --             --              --             --        264,442
                                  ---------       ---------     ----------      ----------      ---------     ----------

   Total additions (deductions)   (586,624)         113,799      (317,709)              --        948,946        158,412
                                  ---------       ---------     ----------      ----------      ---------     ----------


Deductions:
   Interest expense                     --            6,994             --              --             --          6,994
   Other expenses                       --              427             --              --             --            427
   Terminated employee loans            --               --             --              --         64,177         64,177
   Allocation of common shares
     at market value                    --          264,442             --              --             --        264,442
   Distributions to participants    86,024               --         56,470              --        529,469        671,963
                                   -------        ---------     ----------      ----------      ---------      ---------

   Total deductions                 86,024          271,863         56,470              --        593,646      1,008,003
                                   -------        ---------     ----------      ----------      ---------      ---------

   Net increase (decrease) in
     net assets available for
     plan benefits               (672,648)        (158,064)      (374,179)             --         355,300      (849,591)
Net assets available for
     plan benefits:
   Beginning of year              809,437           158,064        374,431             --       3,448,608      4,790,540
                                ---------        ----------     ----------      ---------      ----------     ----------
   End of year                 $  136,789       $        --    $       252     $       --     $ 3,803,908    $ 3,940,949
                                =========        ==========     ===========     =========      ==========     ==========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                               Year Ended December 31, 1997
                                  --------------------------------------------------------------------------------------
                                  World Airways Stock Fund         WorldCorp Stock Fund
                                  -------------------------     --------------------------      Other
                                  Allocated     Unallocated     Allocated      Unallocated    Investments       Total
                                  ---------     -----------     ---------      -----------    -----------     ----------
Additions:
   Investment income:
     Net realized/unrealized
       appreciation
       (depreciation) in
       fair value of
       investments              $ (136,123)      $ (84,935)    $(1,498,385)     $       --      $ 356,144   $(1,363,299)
     Interest income                     --              --             --              --        102,134        102,134
   Company contributions                 --         270,919             --              --             --        270,919
   Participants' contributions           --         132,511             --              --        379,684        512,195
   Rollovers from other plans            --              --             --              --        137,306        137,306
   Allocation of common shares
     at market value (note 3)       708,272              --             --              --             --        708,272
                                  ---------       ---------     ----------       ---------      ---------      ---------

   Total additions                  572,149         318,495    (1,498,385)              --        975,268        367,527
                                  ---------       ---------    -----------       ---------      ---------      ---------


Deductions:
   Interest expense                     --          47,555              --              --             --         47,555
   Contract discontinuance fee          --              --              --              --         34,075         34,075
   Allocation of common shares
     at market value                    --         708,272              --              --             --        708,272
   Distributions to participants    43,527              --         196,487              --        369,574        609,588
                                  --------        --------     -----------       ---------       --------      ---------

   Total deductions                 43,527         755,827         196,487              --        403,649      1,399,490
                                  --------        --------     -----------       ---------       --------      ---------

   Net increase (decrease) in
     net assets available for
     plan benefits                 528,622       (437,332)     (1,694,872)              --        571,619    (1,031,963)


Net assets available for
   plan benefits:
   Beginning of year               280,815         595,396      2,069,303               --      2,876,989      5,822,503
                                  --------        --------     ----------        ---------      ---------      ---------
   End of year                   $ 809,437       $ 158,064    $   374,431       $       --    $ 3,448,608    $ 4,790,540
                                  ========        ========     ==========        =========      =========      =========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               WORLD AIRWAYS, INC.
                          EMPLOYEE 4O1(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


1.    Description

      The following brief description of the World Airways, Inc. Employee 401(K) Savings Plan (the "Plan") formerly the World Airways, Inc. Employee Savings and Stock Ownership Plan (the "ESSOP"), is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description. Interested parties should refer to the 10-K filings registered with the SEC for a description of the operations of World Airways, Inc. ("World Airways" or the "Company").

      (a)  General
           Effective July 1, 1998, the Plan was amended and became the World Airways Employee 401(k) Savings Plan. All participants became 100% vested in the World Airways and WorldCorp, Inc. ("WorldCorp") Stock Funds at June 30, 1998, and the Stock Funds were closed for future contributions.

           The Plan is a defined contribution plan covering substantially all full-time employees of the Company not covered by collective bargaining agreements and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

           The Plan originally purchased WorldCorp, Inc. common shares using the proceeds from a borrowing (see Note 3) guaranteed by WorldCorp. The borrowing was repaid through Company and participant contributions to the Plan. As the Plan made each payment of principal, an appropriate number of shares of stock were allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

           Beginning October 1, 1996, the borrowing became collateralized by exchanged shares of World Airways stock. The shares of WorldCorp common stock collateralizing the borrowing were released and World Airways became the guarantor of the borrowing. The lender had no rights against shares once they were allocated under the ESSOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated).

           Effective October 31, 1997, the Trustee of the Plan was changed from CIGNA to Prudential. Accordingly, the balance in the Other Investments (as hereinafter defined) was transferred from CIGNA to Prudential, and all subsequent contributions made to the Other Investment funds were invested in Prudential mutual and investment funds.

           The Plan is an individual account plan under which a participant's benefits are based on the amounts deferred by the participant into the Plan as well as the matching and discretionary contributions made by World Airways. Any expenses, gains and losses which are allocable to such accounts increase or reduce the individual account balances.

      (b)  Eligibility

           All employees of World Airways, Inc. not covered by collective bargaining agreements, are eligible to participate beginning on the January 1st, April 1st, July 1st, or October 1st coinciding with or next following the date they attain age 21 and complete at least six months of service (in which they are credited with at least 500 hours of service). Employees whose terms of service are covered by collective bargaining agreements or whose terms of service are to be negotiated by a collective bargaining agent are not eligible to participate unless the terms of such collective bargaining agreements specifically provide for participation.

      (c)  Contributions

           Each year, participants may contribute from 1% to 20% of pre-tax annual compensation, as defined in the plan (Salary Deferral Contributions).

           Until June 30, 1998 World Airways contributed to the World Airways Stock Fund at least 50% of a participant's contributions to that fund and 33% of a participant's contributions to other investment funds (Matching Contributions). Effective July 1, 1998 the Company contributes 33% of a participant's contribution up to $10,000 to other investment funds. Additional discretionary contributions may be made at the option of the World Airways' Board of Directors (Discretionary Contributions).

      (d)  Vesting

           A participant's interest in his Salary Deferral Contributions and actual earnings thereon is 100% vested at all times.

           A participant's interest in his Matching Contributions and Discretionary Contributions is 100% vested in the case of his disability, death or retirement (attainment of age 65). In the event of termination of employment for any other reason, vested interest in such amounts is determined under a graduated four-year vesting schedule based on years of service: 25% vested after one year; 50% vested after two years; 75% vested after three years; and 100% vested after four years. Any nonvested amounts will be forfeited and reallocated to remaining participants' accounts in proportion to their relative compensation. For the year ended December 31, 1997 participants forfeited $12,673 of WorldCorp common stock and $15,189 of World Airways common stock.

      (e)  Allocation of Discretionary Contributions and Forfeitures

           Discretionary contributions and forfeitures are allocated to active participants based upon the ratio of the individual participant's compensation, as defined in the Plan, to the sum of all participants' total compensation, as defined in the Plan.

      (f) Allocation of Income and Realized and Unrealized Gains and Losses on Investments

           Investment income and realized and unrealized gains and losses on investments are allocated to each participant based upon the participant's account balance in proportion to all participants' account balances.

      (g)  Distributions

           After termination of employment, the value of a participant's vested interest in his accounts will be distributed at the time requested by the participant, and in the manner determined by partcipant (either a single lump sum payment or in the form of a qualified annuity).

      (h)  Participant Loans

           A participant who is an employee may request a loan from the portion of his accounts invested in the Other Investments (see Note 4), in an amount not to exceed the lesser of (1) $50,000, (2) 50% of the vested balance of his accounts, or (3) the vested portion of his accounts invested in the Other Investments. The minimum amount of a participant loan is $1,000. Only one loan may be outstanding at any time.

      (i)  Administrative Expenses

           Certain administrative costs of the Plan are paid by World Airways.

      (j)  Plan Termination

           Although it has not expressed any intent to do so, World Airways has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    Summary of Significant Accounting Policies

      (a)  Basis of Presentation

           The financial statements of the Plan are prepared under the accrual method of accounting.

      (b)  Investments

           Investments in WorldCorp, Inc. stock and World Airways, Inc. stock are stated at fair value as determined by quoted market value as of the last business day of the plan year. Investments in all funds other than the CIGNA Guaranteed Long-Term Fund are stated at fair value as determined by quoted market rates. The CIGNA Guaranteed Long-Term Fund, a group annuity contract, is carried at contract value (which approximates fair value), as determined by the Trustee (see Note 4).

           Investment transactions are reported on a trade date basis. Realized gains and losses are reported on the average cost method.

      (c)  Discretionary Contributions

           Discretionary contributions from World Airways are made in an amount necessary to pay principal and interest due on the Plan loan (see note 3) to the extent that employee and employer contributions are insufficient to make such payments.

      (d)  Payment of Benefits

           Benefits are recorded when paid.

      (e)  Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Margin Loan

      The Plan entered into a margin loan by agreement dated January 10, 1995 from Scott & Stringfellow Investment Corporation (the "S&S Loan"). The S&S Loan was collateralized by the unallocated shares of WorldCorp common stock. Effective October 1, 1996, the unallocated shares of WorldCorp common stock collateralizing the loan were exchanged for shares of World Airways common stock. The S&S Loan was paid in full on May 28, 1998.

4.    Investments

      The Plan includes the investment funds described below as of December 31, 1998.

      (a)  WorldCorp Stock Fund

           The WorldCorp Stock Fund, which invested exclusively in WorldCorp, Inc. common stock, was closed as an investment option as of September 30, 1996. The Plan continues to hold the shares of WorldCorp common stock that were allocated to the participants' accounts. No additional shares of WorldCorp common stock will be allocated under the Plan. The Plan held 252,453 and 374,431 shares of WorldCorp common stock with a $0.001 and $1.00 quoted market price per share at December 31, 1998 and 1997, respectively. On February 12, 1999, WorldCorp filed a petition for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

      (b)  World Airways Stock Fund

           The World Airways' Stock Fund was established October 1, 1996 and the remaining unallocated shares in the WorldCorp Stock Fund were exchanged for 180,478 shares of World Airways common stock. Employees could purchase World Airways stock through salary deferral contributions through June 30, 1998. The purchase price for the period ended June,30, 1998 was adjusted monthly and ranged from $3.88 to $5.88. The purchase price for the year ended December 31, 1997 was adjusted monthly and ranged from $4.31 to $4.80. World Airways provided a 100% matching stock contribution for every $1.00 invested in World Airways stock and a 331/3% matching stock contribution for funds invested in Other Investments. The Plan held 136,881 and 174,835 shares of World Airways common stock with a $1.00 and $6.875 quoted price per share at December 31, 1998 and 1997, respectively.

      (c)  Prudential Government Securities Trust/Money Market Fund

           The Government Securities Trust/Money Market invests (through Prudential) in United States Government securities and purchases only securities with remaining maturities of 13 months or less and limits the dollar-weighted average maturity of its portfolio to 90 days or less. There were 96 participants contributing to this fund at December 31, 1998.

      (d)  Prudential Small Company Value Class A Fund

           The Small Company Fund - Class A seeks capital growth and invests (through Prudential) primarily in common stocks selected for their potential for high return on equity, increasing earnings, increasing or expected dividends, and low P/E ratio. The fund typically invests in firms that have market values under $1 billion. There were 95 participants contributing to this fund at December 31, 1998.

      (e)  Prudential Equity-Income Class A Fund

           The Equity-Income Fund - Class A seeks both current income and capital appreciation and invests (through Prudential) at least 65% of assets in common stocks and convertible securities that provide income returns higher than those of the S&P 500 or the NYSE Composite index. There were 67 participants contributing to this fund at December 31, 1998.

      (f)  Putnam International Growth Class A Fund

           The International Growth Fund - Class A seeks capital appreciation and invests (through Prudential) 65% of their assets in equity securities of companies located outside North America. The fund may invest in both developed and emerging markets. There were 92 participants contributing to this fund at December 31, 1998.

      (g)  George Putnam Fund of Boston A

           The George Putman Fund of Boston - Class A seeks capital appreciation and current income and invests (through Prudential) in any type of security. The fund ordinarily invests no more than 75% of assets in common stocks and convertibles. There were 52 participants contributing to this fund at December 31, 1998.

      (h)  Prudential Stock Index Z Fund

           The Stock Index Z Fund seeks to replicate the performances of the S&P 500 index and normally invests (through Prudential) at least 80% of assets in securities listed on the S&P 500 index. There were 103 participants contributing to this fund at December 31, 1998.

      (i)  Kemper Horizon 20+ Class A Fund

           The Horizon 20+ Portfolio - Class A seeks growth of capital and invests (through Prudential) at least 80% of assets in equities; it may invest the balance in investment-grade debt. There were 36 participants contributing to this fund at December 31, 1998.

      (j)  The PIMCo Total Return Class A Fund

           The Total Return Fund - Class A seeks total return consistent with preservation of capital and invests (through Prudential) 65% of assets in debt sercurities and mortgage related securities. There were 20 participants contributing to this fund at December 31, 1998.

           The Trustee may engage in limited derivative transactions, such as futures contracts and options. All derivatives are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable.

      Investments that represent 5 percent or more of the Plan's net assets are as follows:


                                                                December 31,
                                                1998               1997
                                             ----------         -----------
       WorldCorp Stock Fund                  $       --         $   374,431
       World Airways Stock Fund                      --           1,201,992
       Prudential Government Securities
          Trust/Money Market                    743,001           3,095,139
       Prudential Small Company Value
          Class A Fund                          283,993                  --
       Prudential Equity Income Class
          A Fund                                288,745                  --
       Putnam International Growth Class
          A Fund                                382,593                  --
       George Putnam Fund of Boston A           650,898                  --
       Prudential Stock Index Z Fund          1,034,371                  --

      The following tables present the assets, liabilities and changes in net assets of each of the Other Investments as of and for the years ended December 31, 1998 and 1997.

                        Prudential
                          Gov't
                        Securities  Prudential                        George
                          Trust       Small    Prudential   Putnam    Putnam   Prudential    Kemper    PIMCo                 Total
                          Money      Company     Equity     Int'l      Fund      Stock       Horizon   Total                 Other
                          Market      Value      Income     Growth   of Boston   Index         20+     Return  Participant  Invest-
                          Fund       A Fund      A Fund     A Fund    A Fund     Z Fund      A Fund    A Fund     Loans      ments
                          -----       ------     ------     ------    ------     ------      ------    ------     -----     -------
DECEMBER 31, 1998

Assets
------
Cash                     $      -   $      -   $      -   $      -   $      -   $       -   $     -   $      -  $     -    $       -

Investments               743,001    283,993    288,745    382,593    650,898   1,034,371    84,439    107,453        -    3,575,494

Loans receivable                -          -          -          -          -           -         -          -   203,137     203,137

Due from World Airways          -          -          -          -          -           -         -          -         -           -

Interfund accounts              -          -          -          -          -           -         -          -         -           -

Contributions receivable:
   World Airways              924        785        552        587        930       1,540       320        174         -       5,812

   Participants             3,095      2,628      1,849      1,966      3,114       5,158     1,071        584         -      19,465
                          -------    -------    -------    -------    -------   ---------    ------    -------   -------   ---------

                          747,020    287,406    291,146    385,146    654,942   1,041,069    85,830    108,212   203,137   3,803,908
                          -------    -------    -------    -------    -------   ---------    ------    -------   -------   ---------

Liabilities
-----------
Due to WorldCorp
   Inc.                         -          -          -          -          -           -         -          -         -           -
                          -------    -------    -------    -------    -------   ---------   -------    -------   -------   ---------

Net assets available
   for plan benefits      747,020    287,406    291,146    385,146    654,942   1,041,069    85,830    108,212   203,137   3,803,908
                          =======    =======    =======    =======    =======   =========    =======   =======   =======   =========

                             Prudential
                             Government   Prudential                          George
                             Securities      Small    Prudential   Putnam     Putnam    Prudential    Kemper     PIMCo
                               Trust/       Company     Equity     Int'l       Fund        Stock      Horizon    Total      Total
                            Money Market     Value      Income     Growth    of Boston     Index        20+      Return     Other
                                Fund        A Fund      A Fund     A Fund     A Fund      Z Fund      A Fund     A Fund  Investments
                             ----------     ------      ------     ------     -------     -------     ------     ------  -----------
DECEMBER 31, 1997

Assets
------
Cash                         $        -     $    -      $    -     $    -     $     -     $     -     $    -     $    -   $        -

Investments                   3,095,138      9,590       6,008      5,332      12,947      22,341      2,847      2,731    3,156,934

Loans receivable                288,923          -           -          -           -           -          -         -       288,923

Interfund receivable             10,129          -           -          -           -           -          -         -        10,129

Other receivables                 3,075          -           -          -           -           -          -         -         3,075

Due from World Airways                -          -           -          -           -           -          -         -            -

Contributions receivable:

    World Airways                     -          -           -          -           -           -          -         -             -

    Participants                    741          -           -          -           -           -          -         -           741
                              ---------     ------      ------     ------      ------       ------     ------    ------    ---------
                              3,398,006      9,590       6,008      5,332      12,947       22,341      2,847     2,731    3,459,802
                              ---------     ------      ------     ------      ------       ------     ------    ------    ---------

Liabilities
-----------
Interfund payable                   227      1,437       1,129        393       1,256        4,778        231       678       10,129

Margin loan                           -          -           -          -           -            -          -         -            -

Other payables                    1,065          -           -          -           -            -          -         -        1,065

Due to WorldCorp, Inc.                -          -           -          -           -            -          -         -            -
                              ---------     ------      ------     ------     -------      -------    -------    ------    ---------
                                  1,292      1,437       1,129        393       1,256        4,778        231       678       11,194


Net assets available for
    plan benefits           $ 3,396,714    $ 8,153     $ 4,879    $ 4,939    $ 11,691     $ 17,563    $ 2,616   $ 2,053   $3,448,608
                              =========     ======      ======     ======     ========     =======     ======    ======    =========

                              A*         B*        C*         D*         E*         F*         G*         H*         I*        J*
                           -------    -------   --------   --------   -------    --------   --------   --------   -------   --------
DECEMBER 31, 1998

Additions:
---------
  Investment income:
    Net realized/
      unrealized
      appreciation in
      fair value of
      investments          $  (30)   $(69,185)  $(39,854)  $ 29,110  $ (8,251)  $ 166,427    $ 4,622  $ (1,415)   $    -    $ 81,424

    Interest income          8,869     29,843     23,444     11,157     61,594     20,759        433      9,865        -     165,964

  Company contributions     15,878     13,194     10,026     11,610     14,198     22,995      5,841      2,810        -      96,552

  Participants'
     contributions          91,091     77,342     54,063     57,717     91,286    151,389     31,520     17,303        -     571,711

  Rollovers from other
     plans                       -        949          -      7,617          -      1,107          -          -        -       9,673

  Transfers and
     exchanges         (2,256,437)    296,411    294,718    270,283    521,542    739,697     50,248     83,538        -           -

  New loans               (37,191)   (11,176)      (862)       (33)    (1,607)       (33)    (1,730)      (812)   53,444           -

  Loan & interest
     payments              30,320      12,376      8,239      4,072     11,752     25,046      2,208      4,662  (75,053)     23,622

  Allocation of stock
     at market value            -          -          -          -           -          -         -          -         -           -
                       -----------    -------    -------    -------    -------  ---------     ------    -------  --------    -------
Total additions        (2,147,500)    349,754    349,774    391,533    690,514  1,127,387     93,142    115,951  (21,609)    948,946
                       -----------    -------    -------    -------    -------  ---------     ------    -------  --------    -------

Deductions:
----------
Interest expense                 -          -          -          -          -          -          -          -         -          -

Other expenses                   -          -          -          -          -          -          -          -         -          -

Terminated employee
  loans                          -          -          -          -          -          -          -          -    64,177     64,177

Allocation of stock
  at market value                -          -          -          -          -          -          -          -         -          -

Distributions to
  participants             213,271      70,501     63,507     11,326    47,263    103,881      9,928      9,792         -    529,469
                          --------     -------    -------    -------    ------    -------     ------     ------    ------    -------

Total deductions           213,271      70,501     63,507     11,326    47,263    103,881      9,928      9,792    64,177    593,646
                          --------     -------    -------    -------    ------    -------     ------     ------    ------    -------

Net increase
  (decrease)           (2,360,771)     279,253    286,267    380,207   643,251  1,023,506     83,214    106,159  (85,766)    355,300

Net assets available
  for plan benefits:

  Beginning of
    year                 3,107,791       8,153      4,879     4,939     11,691     17,563      2,616      2,053   288,923  3,448,608
                         ---------   ---------  ---------  --------   --------  ---------   --------  ---------   -------  ---------

  End of year            $ 747,020   $ 287,406  $ 291,146  $385,146   $654,942 $1,041,069   $ 85,830  $ 108,212  $203,137 $3,803,908
                         =========   =========  =========  ========   ========  =========   ========    =======   =======  =========

A*  Prudential Government Securities Trust/Money Market Fund
B*  Prudential Small Company Value A Fund
C*  Prudential Equity Income A Fund
D*  Putnam International Growth A Fund
E*  George Putnam Fund of Boston A Fund
F*  Prudential Stock Index Z Fund
G*  Kemper Horizon 20+ Fund
H*  PIMCo Total Return A Fund
I*  Participant Loans
J*  Total Other Investments

                                      Prudential     Prudential                           George
                                      Government       Small     Prudential   Putnam      Putnam    Prudential     Kemper
                                      Securities      Company      Equity     Int'l        Fund       Stock     Horozon
                                      Trust/Money     Value        Income     Growth     of Boston    Index       20+
                                      Market Fund     A Fund       A Fund     A Fund      A Fund      Z Fund    A Fund
                                      ----------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997

Additions:
  Investment income:
    Net realized/unrealized
      appreciation in fair
      value of investments            $    5,871      $   182     $   165    $    72     $   180     $   580    $ 56 580
    Interest income                            -            -           -          -           -           -           -
  Company contributions                        -            -           -          -           -           -           -
  Participants' contributions             12,968        7,971       4,714      4,867      11,511      16,983       2,560
  Rollovers from other plans                   -            -           -          -           -           -           -
  Allocation of stock
    at market value                            -            -           -          -           -           -           -
                                      ----------       ------      ------     ------      ------      ------     -------
Total additions                           18,839        8,153       4,879      4,939      11,691      17,563       2,616
                                      ----------       ------      ------     ------      ------      ------     -------
Deductions:
  Interest expense                             -            -           -          -           -           -           -
  Contract discontinuance fee                  -            -           -          -           -           -           -
  Transfers                          (3,377,875)
  Other expenses                               -            -           -          -           -           -           -
  Allocation of stock
    at market value                            -            -           -          -           -           -           -
  Distributions to participants                -            -           -          -           -           -           -
                                     -----------      -------      ------     ------      ------     -------     -------
Total deductions                     (3,377,875)            -           -          -           -           -           -
                                     -----------      -------      ------     ------      ------     -------     -------

Net increase (decrease)                3,396,714        8,153       4,879      4,939      11,691      17,563       2,616

Net assets available
  for plan benefits:
    Beginning of year                          -            -           -          -           -           -           -
                                     -----------      -------     -------    -------    --------    --------     -------
    End of year                      $ 3,396,714      $ 8,153     $ 4,879    $ 4,939    $ 11,691    $ 17,563     $ 2,616
                                     ===========      =======     =======    =======    ========    ========     =======

                                                        CIGNA        CIGNA      Fidelity
                                       PIMCo          Guaranteed     Stock       Advisor      Fidelity
                                       Return         Long-Term      Market      Growth       Balanced     Total Other
                                       A Fund           Fund         Fund     Opportunities     Fund       Investments
                                      --------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997

Additions:
  Investment income:
    Net realized/unrealized
      appreciation in fair
      value of investments            $    (49)      $       -     $ 87,352     $ 179,003      $ 82,732      $ 349,038
    Interest income                           -        102,134            -             -             -        102,134
  Company contributions                       -              -            -             -             -              -
  Participants' contributions             2,102         94,994       68,918        89,203        62,893        379,684
  Rollovers from other plans                  -         15,903       69,141        39,779        12,483        137,306
  Allocation of stock
    at market value                           -              -            -             -             -              -
                                        -------     ----------    ---------     ---------     ---------      ---------
Total additions                           2,053        213,031      225,411       307,985       158,108        975,268
                                        -------     ----------    ---------     ---------     ---------      ---------
Deductions:
  Interest expense                            -              -            -             -             -              -
  Contract discontinueance fee                -         34,075            -             -             -         34,075
  Transfers                                   -      1,639,002      378,532       889,901       470,440              -
  Other expenses                              -              -            -             -             -              -
  Allocations of stock
    at market value                           -              -            -             -             -              -
  Distributions to participants               -        256,315       52,833        31,763        28,663        369,574
                                        -------    -----------    ---------     ---------     ---------      ---------
Total deductions                              -      1,929,392      431,365       921,664       499,103        403,649
                                        -------    -----------    ---------     ---------     ---------      ---------
Net increase (decrease)                   2,053    (1,716,361)    (205,954)     (613,679)     (340,995)        571,619

Net assets available
  for plan benefits:

    Beginning of year                         -      1,716,361     205,954        613,679       340,995      2,876,989
                                        -------    -----------    --------      ---------     ---------     ----------
    End of year                         $ 2,053    $         -    $      -      $       -     $       -     $3,448,608
                                        =======    ===========    ========      =========     =========     ==========

5.    Tax Status

      The Internal Revenue Service has determined and informed the Company by letter dated June 10, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.    Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                  ---------------------------
                                                      1998            1997
                                                  -----------     -----------
      Net assets available for plan
         benefits - financial statements          $ 3,940,949     $ 4,790,540
      Amounts allocated to withdrawing
         participants                                (22,077)         (3,865)
                                                    ---------      ----------

      Net assets available for benefits -
         Form 5500                                $ 3,918,872     $ 4,786,675
                                                    =========      ==========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                 Year Ended
                                                                 December 31,
                                                                    1998
                                                                 ------------

      Distributions to participants - financial statements       $    671,963
      Add: Amounts allocated to withdrawing participants
           at December 31, 1998                                        22,077
      Less: Amounts allocated to withdrawing participants
            at December 31, 1997                                      (3,865)
                                                                  -----------
           Distributions to participants - Form 5500             $    690,175
                                                                  ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                   SCHEDULE I
                               WORLD AIRWAYS, INC.
                          EMPLOYEE 401(K) SAVINGS PLAN
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

 (a)   (b)  Identity of Issue                                 (c)  Description              (d)  Cost          (e) Current
-----  ----------------------                                 -----------------             ------------       -----------
                                                                                                                   Value
 *     Prudential Government Securities Trust
       Money Market                                           Money Market                    $ 743,001       $    743,001
 *     Prudential Small Company Value Class A Fund            Mutual Fund                       353,179            283,993
 *     Prudential Equity Income Class A Fund                  Mutual Fund                       328,600            288,745
 *     Putnam International Growth Class A Fund               Mutual Fund                       353,484            382,593
 *     George Putnam Fund of Boston A                         Mutual Fund                       659,149            650,898
 *     Prudential Stock Index Z Fund                          Mutual Fund                       867,939          1,034,371
 *     Kemper Horizon 20+ Class A Fund                        Mutual Fund                        79,817             84,439
 *     PIMCo Total Return Class A Fund                        Mutual Fund                       108,868            107,453
 *     WorldCorp Stock Fund                                   Stock Fund                      1,009,812                252
 *     World Airways Stock Fund                               Stock Fund                        554,368            143,983
       Participant Loans Receivable                           Interest Rate: 8% - 12%           203,137            203,137
                                                              Term: Up to 10 Years
       NationsBank Cash Account                               Cash                               21,424             21,424
                                                                                              ---------         ----------
                                                                                            $ 5,282,778        $ 3,944,290
                                                                                              =========         ==========
* Parties-in-interest

                                   SCHEDULE II
                               WORLD AIRWAYS, INC.
                          EMPLOYEE 401(K) SAVINGS PLAN
                LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998


    (a)            (b)            (c)           (d)          (e)           (f)            (g)            (h)          (i)
                                                                                                     Current
                                                                       Expense                      Value of
Identity                                                               Incurred                      Asset on
of Party      Description      Purchase      Selling       Lease         With         Cost of      Transaction    Net Gain
Involved       of Asset         Price         Price       Rental      Transaction      Asset          Date       or (Loss)
--------     ------------     ---------    ---------      -------     -----------    ---------     ----------    ---------

             Government
             Securities
Plan         Trust/Money
Trustee      Market Fund      1,297,766      554,765        N/A          N/A           554,765        554,765            -

             Prudential
             Small
             Company
Plan         Value A            502,488      149,488        N/A          N/A           158,443        149,488      (8,955)
Trustee      Fund

             Prudential
             Equity
Plan         Income A
Trustee      Fund               405,402       76,967        N/A          N/A            84,393         76,967      (7,426)

             Putman
             International
Plan         Growth A
Trustee      Fund               412,189       58,777        N/A          N/A            53,830         58,777        4,947

             George
Plan         Putman Fund
Trustee      Of Boston A        759,785      100,816        N/A          N/A            98,982        100,816        1,834

             Prudential
Plan         Stock Index
Trustee      Z Fund             996,750      129,385        N/A          N/A           119,477        129,385        9,908

                                  SCHEDULE III
                               WORLD AIRWAYS, INC.
                              EMPLOYEE SAVINGS PLAN
                  LINE 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DEVEMBER 31, 1998


                                          Description of
                                           Transactions
                                            Including
                                          Maturity Date,                                 Expenses                         Net Gain
                     Relationship of    Rate of Interest,                                Incurred             Current     or (Loss)
   Identity of      Employer or Other    Collateral, Par    Purchase   Selling  Lease      With     Cost of    Value       on each
  Party Involved    Party-In-Interest   or Maturity Value     Price     Price   Rental  Transaction  Asset    Of Asset   Transaction
------------------  -----------------   -----------------  -----------  -----   ------  -----------  -----   ----------  -----------

World Airways, Inc.   Plan Sponsor      Overdue employee   $ 31,265.01   N/A     N/A        N/A       N/A    $31,265.01      N/A
                                        contributions not
                                        timely remitted
                                        to the plan